Exhibit 21.1

List of Subsidiaries

NO.	Southland Entities	Jurisdiction of Incorporation
1	Emergystat of Sulligent, Inc.	Alabama

2	Emergystat, Inc.	Mississippi

3	Extended Emergency Medical Services, Inc.	Alabama

4	Southland Health Services, LLC	Mississippi

5	Med Express of Mississippi, LLC	Mississippi